Exhibit 4.13

Convenience Translation from the German Original

Contract

between

AIXTRON AG
Kackertstr. 15-17
52072 Aachen

— in the following called the “Company” —

represented by the chairman of its Supervisory Board
Mr Joachim Simmroß, Dipl.-Kfm.,

and

Christopher Charles Dodson
An der Kapelle 6
52076 Aachen

— in the following called the “Board Member” —

Article 1
Preliminary remark

The Board Member has been appointed as a member of the board of management of AIXTRON AG for a period of 3 (three) years by resolution of the Supervisory Board of March 7, 2002. The previous employment contract with the Company is therefore cancelled and replaced by the following agreement.

Article 2
Tasks and duties

1.                                      Irrespective of the Board Member’s responsibility for the business management as a whole, the responsible management of the business division assigned to him in the schedule of responsibilities is incumbent upon the Board Member.

2.                                      The Board Member conducts the business of the Company in accordance with the law, the articles of association of the Company, the resolutions of the general meeting and of the Supervisory Board, the rules of procedure of the Executive Board, the schedule of responsibilities as well as this service contract with the due diligence of a prudent business manager. This responsibility also relates to the enterprises directly or indirectly associated with the Company in accordance with ss. 15 ff. AktG [the German Stock Corporation Act].

3.                                      The Board Member represents the Company under the terms of the articles of association. He is exempt from the restrictions of s. 181 BGB [the German Civil Code] within the limits laid down by s. 112 AktG.

4.                                      The Company reserves the right to extend, to limit or otherwise to amend the scope of responsibilities of the Board Member.

5.                                      Irrespective of the direct allocation of areas of responsibility, all board members are jointly responsible for the financial success of the Company.

6.                                      The Board Member represents the Company jointly with one other board member or holder of a full power of attorney.

Article 3
Secondary activities, working hours

1.                                      The Board Member has to execute the tasks incumbent upon him with the due care of a prudent and diligent board member. He has to place his full working capacity at the disposal of the Company, to promote its interests in every respect as well as to strive intently towards a successful co-operation with the other board members and the other employees.

2.                                      The Board Member shall make available to the Company his full working capacity, his experience and knowledge. He is not bound by fixed working hours. He is, however, obliged to be available to provide his service at any time — when and so far as the good of the Company requires it.

In so far as the Board Member is at the same time the managing director of other companies, all or the majority of the shares of which belong to the Company, this activity is considered approved upon the conclusion of the appropriate employment contract or upon his appointment as managing director. In cases where there is a conflict, the Board Member is obliged to weigh up the conflicting demands and allot his working capacity and working hours accordingly.

Secondary activities such as membership of an advisory or supervisory board are permissible at companies or organizations that do not stand in any current or potential competitive relationship with the Company; however, the prior written consent of the Chairman of the Supervisory Board is required.

Article 4
Benefits

1.                                      As remuneration for his activity, the Board Member receives a monthly salary of €16,200 gross, which is paid 13 times per year. The annual salary accordingly amounts to €210,600. The monthly salary is to be paid at the end of each calendar month. The 13th salary is disbursed together with the payment of the salary for the month of November.

2.                                      The Board Member receives a profit-sharing bonus. The profit-sharing bonus is calculated by making available for the whole board 2.0% of the consolidated profit for the year and dividing this equally by the number of board members. If a chairman or spokesman of the board is appointed, then he receives double this amount from the total amount.

The consolidated profit for the year results from the consolidated accounts of the Company, audited by and issued with the opinion of the auditor of the consolidated accounts, in so far as these are binding according to s. 315 ff BGB, less any consolidated loss brought forward from previous years and any amounts that are to be transferred from the profit for the year to the retained earnings in accordance with the law or the articles of association.

The profit-sharing bonus falls due for payment within one month of the adoption of the relevant annual accounts.

3.                                      For the purposes of a pension scheme, the Company pays the Board Member up to €25,000.00 p.a. according to his choice as the premium for life insurance to be taken out or as an additional component of his salary (gross).

The Company pays the regular premiums for accident insurance for the benefit of the Board Member; the sums insured are €500,000.00 in the event of accidental death, €1,000,000.00 in the event of accidental death as a result of the use of public transport and €1,000,000.00 in the event of disability according to a progressive disability scale.

4.                                      In addition to that, the Company pays the employer’s contributions to the compulsory health insurance or the same amount to alternative insurance with waiver.

5.                                      In so far as the Board Member is not a member of the board for the full financial year, all of the above remuneration benefits shall be calculated pro rata temporis.

6.                                      The above benefits are to be reviewed in a two-year cycle to check that they are appropriate.

7.                                      All overtime, supplementary work, work on Sundays and public holidays as well as activities for subsidiary and associated companies that may arise are also satisfied by the remuneration regulated in the above.

Article 5
Other benefits

1.                                      For business travel, the Board Member is entitled to reimbursement of his travel expenses upon presentation of the appropriate receipts.

2.                                      An appropriate company car — Mercedes E class or equivalent — shall be made available to the Board Member. He is entitled to use the passenger car placed at his disposal also for private purposes. The Board Member shall bear the income tax on the monetary value of the benefit represented by this private use. The Company bears the running and maintenance costs.

Article 6
Continued payment of the benefits

1.                                      Should the Board Member be prevented from exercising his duties on the board on account of illness or for any other reason for which he bears no responsibility, then his monthly salary as defined in s. 3 para. 1 shall continue to be paid to him in full for the duration of 3 (three) months and at a rate of 50% for a further 9 (nine) months.

2.                                      The following shall apply concerning the profit-sharing bonus:

In the event that the Board Member suffers an illness or other incapacity for which he is not responsible for a duration of more than 6 (six) months, the profit-sharing bonus shall only be paid for the first 6 (six) months after the commencement of the incapacity. Following the resumption of his activities, the Board Member is entitled to the profit-sharing bonus for the current financial year pro rata temporis based on the full months remaining in that year. If the employment relationship is terminated without notice for good cause that lies with the person of the Board Member and for which he has to bear responsibility, the entitlement to the profit-sharing bonus lapses from the time that the termination becomes effective.

3.                                      In the event of the death of the Board Member, his legal heirs as joint and several creditors shall receive the salary of the Board Member for the month in which the death occurs as well as for the subsequent 3 (three) months.

Article 7
Annual leave

1.                                      The Board Member is entitled to annual leave of 30 (thirty) days.

2.                                      The annual leave is to be arranged in co-ordination with the other board members in such a way that the proper management and representation of the Company is always ensured.

Article 8
Prohibition on secondary employment and competition

For the duration of the contract, the Board Member is not permitted to work at, consult for or in any way whatever support a company that is in current or potential competition with the Company, whether that be on an independent or dependent basis, or to establish such a company or to hold an interest in such a company, whether that be directly or indirectly, and whether that be on a casual or on a professional basis. The provisions of s. 88 AktG apply accordingly.

In addition to that, the Board Member is prohibited for the duration of this service contract from holding an interest in other companies that are in competition with the Company or with which the Company maintains business relations, whether that be directly or indirectly. The only cases where this is not prohibited is when the company in question is a listed company and the commitment amounts to less than 2% of its share capital or the Chairman of the Supervisory Board has given his prior consent.

Exceptions from these restrictions require the prior written approval of the Supervisory Board. Activities for subsidiary and associated companies of the Company are generally exempted from the provisions of this paragraph.

In the event that the contract is not extended, the prohibition on competition applies for the duration of 24 (twenty-four) months following the termination of the contract.

If the employment relationship is not extended beyond the appointment period as defined in s. 1, the following shall apply as compensation for the prohibition on competition:  the Board Member shall receive 50% of the last monthly salary as defined in s. 4.1 for the duration of the prohibition on competition. The Company can lift the prohibition on competition at any time at its discretion. Any compensation payments are also cancelled with that.

Article 9
Confidentiality

1.                                      The Board Member undertakes to maintain confidentiality concerning all business matters and procedures which he gains knowledge of within the framework of his activity, also following his departure from the Company.

2.                                      Upon his departure or leave of absence from the Company, the Board Member shall release to it all documents relating to the Company or an associated company, including duplicates and photocopies of these in his possession, but excluding generally accessible documents or such documents that the Board Member has acquired in another capacity, e.g. as a shareholder, and has to affirm to the Company in writing that this has been completed in full. The Board Member does not have any right of retention in these documents in any case.

Article 10
Service inventions

1.                                      All rights in inventions that can or cannot be protected, suggestions for improvements, designs, etc. — in the following called “inventions” — that the Board Member makes during the service relationship pertain to the Company or to a third party designated by the latter. They are to be reported to the Chairman of the Supervisory Board in any event. The Board Member will do everything for the account of the Company that is necessary according to relevant legal regulations to acquire for the Company or the third party the corresponding legal protection at home and abroad for inventions of this kind.

2.                                      Inventions of the Board Member that cannot be protected are compensated by the benefits laid down in this contract. For inventions capable of protection that are reported in accordance with s. 10 para. 1, the valid regulations of AIXTRON AG are to be applied.

Article 11
Duration of the contract

1.                                      This contract comes into force with effect from April 1, 2002.

This contract ends as soon as the appointment as a board member ends. That is upon the expiry of the contract on March 31, 2005.

If the appointment as a board member is extended by resolution of the Supervisory Board, then the duration of this contract is extended accordingly. The parties should agree on any extension at the latest 6 (six) months before the contract expires.

2.                                      This contract ends in any event, without this requiring any notice of termination, at the end of the month in which the Board Member turns 65 years of age.

3.                                      The right to terminate this contract without notice remains unaffected. The person competent to receive an extraordinary notice of termination given by the Board Member is the Chairman of the Supervisory Board. Notice of any termination has to be made in writing.

4.                                      The Company is entitled at any time, in particular following revocation of the appointment or following termination of this contract without notice, to discharge the Board Member from his obligation to provide service for the Company. If the service relationship is terminated or the appointment of the Board Member comes to an end, then the Board Member is under the obligation — even when the effectiveness of the termination and/or of the ending of the appointment to the board is contested — to terminate and resign from all offices and duties that have been assumed by him in connection with his activity for the Company and/or for its associated companies at the next possible date; the Supervisory Board can stipulate that these obligations become effective at a later point in time, at the latest, however, by the end of the employment contract.

Article 12
Final provisions

1.                                      Verbal ancillary agreements are not made; amendments and supplements to this contract have to be made in written form as a minimum in order to be effective. This requirement concerning written form can only be waived by written statement of the parties concluding the contract.

2.                                      Should provisions of this contract be legally invalid in full or in part or later lose their legal effect, then the validity of the remaining provisions of the contract shall not be affected by that. The same shall apply if a loophole should emerge in this contract. In place of the invalid provision or to fill the loophole, a suitable regulation is to be created that — in so far as legally possible — comes closest commercially to what the parties concluding the contract wanted or, based on the spirit and purpose of this contract, what they would have wanted had they considered this point.

3.                                      The two parties confirm that they have each received an executed copy of this contract.

Article 13
Venue

The registered office of the Company is agreed as the venue for disputes. The law of the Federal Republic of Germany shall apply.

[signed]	March 7, 2002
The Chairman of the Supervisory Board	Date

[signed]	March 7, 2002
The Board Member	Date